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Exhibit 99(a)(1)(xx)

FOR IMMEDIATE RELEASE

DOVER ACQUISITION CORP. ANNOUNCES EXTENSION OF TENDER OFFER

San Francisco, CA.—January 27, 2005—Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), today announced that the Purchaser has extended the expiration date for its tender offer for shares of Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) to 5 p.m., New York City time, on Thursday, February 3, 2005.

The offer will now expire at 5 p.m., New York City time, on Thursday, February 3, 2005, unless extended. As of January 26, 2005, approximately 427,890 shares of Dover Class A Common Stock had been tendered to the Purchaser at the price of $31.30 per share, consisting of 427,249 shares tendered and 641 shares in respect of which the Purchaser has received notices of guaranteed delivery. As of January 26, 2005, approximately 43,939 shares of Dover Class B Common Stock had been tendered to the Purchaser at the price of $31.30 per share, consisting of 43,875 shares tendered and 64 shares in respect of which the Purchaser has received notices of guaranteed delivery.

As a result of the extension, the Trust and the Purchaser will promptly file with the Securities and Exchange Commission amendments to its tender offer documents. The amendments may be obtained on the Securities and Exchange Commission's web site at www.sec.gov.

Stockholders who have not yet tendered are urged to tender their shares so that the Purchaser may complete the pending transaction. Stockholders who tender will receive $31.30 per share in cash following consummation of the tender offer.

Stockholders of record can tender their shares by completing and mailing the Letter(s) of Transmittal, along with any other required documents, to the depositary, Mellon Investor Services LLC. Where shares are held in street name, the stockholder must contact the appropriate broker in order to tender the shares. Stockholders can call Mellon at 1-800-392-5792 to request the tender documents or with questions about the tender process. Stockholders who have already tendered their shares need not take any additional action.

Stockholders should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

Contact: Ms. Erika Kleczek, Dover Acquisition Corp. (415) 773-0533

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DOVER ACQUISITION CORP. ANNOUNCES EXTENSION OF TENDER OFFER